Exhibit 2.1

AMENDMENT TO ASSET PURCHASE AGREEMENT

This Amendment (this “Amendment”) to the Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among SILICON GRAPHICS, INC., a Delaware corporation (the “Seller”) and each of the subsidiaries of the Seller listed on Schedule I thereto (together with the Seller, the “Selling Entities”), and RACKABLE SYSTEMS, INC. a Delaware corporation (the “Buyer”) dated as of March 31, 2009, is being entered into as of April 30, 2009, among the Seller, the Selling Entities and the Buyer in accordance with Section 10.1 of the Asset Purchase Agreement. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Asset Purchase Agreement. The Asset Purchase Agreement is hereby amended as follows:

1.	Section 3.3 (Subsidiary Tax Escrow), subsection 4.3(b), Section 4.4 (License), subsection 7.6(b) and subsection 8.1(b) are deleted from the Asset Purchase Agreement and replaced with “[Reserved].”

2.	The following defined term and definition shall be added to Section 1.1(a):

“ “Agent” means Wilmington Trust Corporation as agent for the Selling Entities’ prepetition secured lenders.”

3.	Schedule 2.1(f) to the Asset Purchase Agreement is amended and restated and is attached as Exhibit 1 to this Amendment.

4.	Section 2.1(j) of the Asset Purchase Agreement shall be replaced with the following:

“(j) all of the stock of the subsidiaries of the Selling Entities listed on Schedule 2.1(j) (the “Acquired Subsidiaries”), except as otherwise set forth on Schedule 2.1(j);”

5.	Schedule 2.1(j) to the Asset Purchase Agreement is amended and restated and is attached as Exhibit 2 to this Amendment.

6.	Schedule 2.2(h) to the Asset Purchase Agreement is amended and restated and is attached as Exhibit 3 to this Amendment (it being understood that the definition of “Specified IP” shall take into account the amendment and restatement of Schedule 2.2(h)).

7.	Section 3.1 (Purchase Price) of the Asset Purchase Agreement shall be replaced with the following:

“3.1 Purchase Price. In consideration for the Purchased Assets, and subject to the terms and conditions of this Agreement, and the entry and effectiveness of the Sale Order, at the Closing, the Buyer and/or (in the Buyer’s sole discretion) a Buyer Affiliate shall assume the Assumed Liabilities by executing the Assumption Agreement and the Buyer shall pay to the Agent (in the manner described in the next sentence) an amount in cash equal to: (i) US$42,500,000;

minus (ii) the amount, if any, by which the aggregate amount of the unrestricted cash of the Acquired Subsidiaries and their subsidiaries as of the Closing (the “Subsidiary Closing Cash”) is less than US$5,000,000 (based on the applicable exchange rate quoted in the Western Edition of the Wall Street Journal on the Business Day immediately preceding the Closing, it being understood that the amount to be subtracted from clause “(i)” pursuant to clause “(ii)” can not exceed US$5,000,000) (the amount determined by subtracting the amount described in clause “(ii)” from the amount described in clause “(i)” of this sentence, the “Purchase Price”). At the Closing, the Buyer shall: (a) pay and deliver to the Agent, by wire transfer of immediately available U.S. funds to an account designated by the Agent prior to the Closing, the Purchase Price less the Deposit (and less interest accrued on the Deposit); and (b) instruct the Escrow Holder (as defined below) to deliver the Deposit (and any interest accrued thereon) to the Agent, by wire transfer of immediately available U.S. funds to an account designated by the Agent prior to the Closing.”

8.	All references in the Asset Purchase Agreement to the “Base Purchase Price” shall be deemed to be references to the “Purchase Price.”

9.	Section 4.1 of the Asset Purchase Agreement shall be amended and restated as follows:

“Time and Place of the Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article VIII of this Agreement, the closing of the sale of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish LLP, 3175 Hanover Street, Palo Alto, California, at 10:00 A.M. (local time) no later than the later of: (a) May 8, 2009; and (b) the second Business Day following the date on which the conditions set forth in Article VIII have been satisfied (other than the conditions with respect to actions the respective parties hereto will take at the Closing itself) or, to the extent permitted, waived by the applicable party in writing, or at such other place and time as the Buyer and the Seller may mutually agree (it being understood that if, as of the date on which all of the conditions to the Buyer’s obligation to effect the purchase of the Purchased Assets set forth in Section 8.1 and Section 8.2, other than the requirement set forth in Section 8.1(c) that the Sale Order shall be a Final Order, have been satisfied, no Person has filed an appeal with respect to the Sale Order and no stay relating to the Sale Order has been issued, the Buyer shall waive the requirement in Section 8.1(c) that the Sale Order shall be a “Final Order”). The date and time at which the Closing actually occurs is herein referred to as the “Closing Date.””

10.	Section 4.2.(j) of the Asset Purchase Agreement shall be amended and restated as follows:

“(j) Except as set forth on Schedule 4.2(j) and subject to Section 7.15, stock certificates representing all of the shares in the Acquired Subsidiaries, duly endorsed (or accompanied by duly executed stock powers) by the Selling Entity owning such shares (or other appropriate instruments necessary to transfer the Selling Entities’ equity interests therein to the Buyer or a Buyer Affiliate.”

11.	A new Schedule 4.2(j) shall be added to the Schedules to the Asset Purchase Agreement and is attached as Exhibit 4 to this Amendment.

12.	Subsection (a) of Schedule 5.3 to the Asset Purchase Agreement is amended and restated and is attached as Exhibit 5 to this Amendment.

13.	The following contract shall be added to the end of the first section entitled “Patent License Agreements” of Schedule 2.1(e) and to the end of subsection (e) of Schedule 5.3 to the Asset Purchase Agreement:

Title	Parties	Entered
Subcontracting Agreement, as amended by Amendment #1 dated September 2, 2004	University of Utah and Silicon Graphics, Inc.	October 1, 2003

14.	Schedule 5.8(d) to the Asset Purchase Agreement is amended and restated and is attached as Exhibit 6 to this Amendment.

15.	The punctuation mark at the end of subsection 4.2(j) of the Asset Purchase Agreement shall be removed and replaced with “; and” and a new subsection 4.2(k) shall be added to the Asset Purchase Agreement as follows:

“a License Agreement, in the form attached as Exhibit 7 to the Amendment, dated as of April 30, 2009, to this Agreement duly executed by the Selling Entities.”

16.	Section 7.7(c) of the Asset Purchase Agreement shall be amended and restated as follows:

“After receipt of the list of Specified Employees described in Section 7.7(a) above, but prior to the Closing Date, the Selling Entities shall terminate, effective as of a time prior to the Closing, all Persons who would otherwise be Employees as of the Closing other than: (i) the Specified Employees; and (ii) any Employees who are not Specified Employees and whom the Selling Entities decide to retain following the Closing (including Employees identified by the Seller and agreed to by the Buyer prior to the Closing) (“Retained Employees”), and such termination shall be deemed to have been made at the request, and with the consent, of the Buyer. An Employee who satisfies the conditions described in any of clauses “(A)” through “(C)” of this sentence is referred to as a “Terminated Employee”: (A) such Employee is terminated pursuant to the preceding sentence, (B) such Employee is terminated at any other time on or after the Petition Date and prior to the Closing at the direction or with the consent of the Buyer (such consent not to be unreasonably withheld in the case of a proposed termination for “cause”); or (C) such Employee is a Specified Employee who does not become a Transferred Employee as of the Closing.”

17.	A new subsection 7.7(j) shall be added to the Asset Purchase Agreement as follows:

“(j) The Buyer shall indemnify the directors and officers of the Seller against: (i) any Liability imposed on them under the WARN Act with respect to employees of the Selling Entities who were terminated prior to the Petition Date; and (ii) the reasonable costs and expenses of legal counsel incurred by them in defending a claim made against them seeking to impose the Liability referred to in clause “(i)” of this Section 7.7(j); provided, however, that the maximum aggregate amount of indemnification payments that the Buyer may be required to make pursuant to this Section 7.7(j) shall be US$400,000.”

18.	A new subsection 7.7(k) shall be added to the Asset Purchase Agreement as follows:

“(k) The Buyer shall provide, to the extent not paid or funded prior to the Closing Date, the funding for: (i) claims under the self-insured portion of the Seller’s Group Health, Life, and Dental Plan (Plan 501), or any successor, predecessor, or related plan (the “Self-Insured Plan”) that were incurred by eligible participants in such plan (or other eligible dependents) for medical, vision, and/or prescription drug expenses covered under the Self-Insured Plan and incurred on or prior to the Closing Date and not paid prior to the Closing Date (a “Self Insured Claim”); (ii) the continuation of the stop loss insurance policy related to the Self-Insured Plan (and terminal liability coverage under such policy) as in effect on the Closing Date (the “Stop Loss Policy”), and (iii) claim administration fees and expenses relating to the Self-Insured Plan pursuant to the Administrative Services Contract (and any amendments or supplements thereto) between the Seller and Aetna Life Insurance Company of Connecticut or any of its affiliates (collectively, “Aetna”) (clauses (i), (ii) and (iii) hereof, the “Self-Insured Plan Costs”); provided, however, that: (A) the Buyer shall be obligated to provide funding for a Self Insured Claim only to the extent such Self Insured Claim is not covered by the Stop Loss Policy; and (B) the maximum aggregate amount of funding that the Buyer may be required to provide pursuant to this Section 7.7(k) shall be US$2,100,000. Unless the parties otherwise agree after consulting with Aetna, the funding of the amounts set forth in the preceding sentence shall be effected by means of a US$2,100,000 reduction in the amount of cash otherwise included in the Purchased Assets at the Closing under Section 2.1(a) (with such amount to be held by the Seller in trust (it being understood that the Seller shall not be required to form an actual trust entity) for the benefit of the eligible participants in such plan and, to the extent not utilized pursuant to this Section 7.7(k), for the benefit of the Buyer, or, if Aetna so agrees, by Aetna, in either case, with any portion of such US$2,100,000 not utilized pursuant to this Section 7.7(k) by the 180th day following the Closing Date becoming a Purchased Asset to be delivered to the Buyer on the 180th day following the Closing Date). The parties shall cause such

US$2,100,000 of funds to be used for, and only for, the purposes contemplated by this Section 7.7(k) (including the payment of Self-Insured Plan Costs) and the Seller shall use its reasonable best efforts to keep the Stop Loss Policy in effect for all relevant periods.”

19.	Clause “(iii)” of the second sentence of Section 7.9 of the Asset Purchase Agreement is amended and restated as follows: “(iii) the entry of an order in the form of Exhibit C approving this Agreement, in a form and substance reasonably acceptable to the Buyer and the Agent and not subject to Rules 6004(h) and 6006(d) of the Federal Rules of Bankruptcy Procedure (the “Sale Order”).”

20.	A new subsection 7.15 shall be added to the Asset Purchase Agreement as follows:

“From and after the Closing, the Selling Entities will use commercially reasonable efforts (including, for avoidance of doubt, cooperate in the preparation and submission of the relevant audited financial statements to the registration authorities in Malaysia for the transfer of the shares in Silicon Graphics Sdn. Bhd.) to deliver to Buyer or Buyer Affiliate any stock certificates (or other appropriate instruments of transfer) that are not delivered to the Buyer or Buyer Affiliate at the Closing and secure the release of any Encumbrances on the common stock (or other equity interests) of any Acquired Subsidiaries that are not released as of the Closing.”

21.	Section 8.2(a) of the Asset Purchase Agreement is amended and restated as follows:

“each of the Selling Entities shall have performed and complied in all material respects with the covenants contained in this Agreement which are required to be performed and complied with by it on or prior to the Closing Date (it being understood that the transfer of an aggregate amount of approximately US$293,000 from Hong Kong and Malaysia to one or more of the Selling Entities prior to April 28, 2009 shall not be taken into account in determining whether this condition has been satisfied);”

22.	Section 8.2(b) of the Asset Purchase Agreement is amended and restated as follows:

“each of the Selling Entities’ representations and warranties which are set forth in this Agreement (except for those contained in Sections 5.1 and 5.10) shall be true and correct in all respects as of the date of this Agreement and as of the date the Sale Order is entered by the Bankruptcy Court (the “Sale Order Date’) as though made at and as of the Sale Order Date (except to the extent that any such representation or warranty speaks as of a particular date in which case such representation or warranty shall be true and correct in all respects as of such date); provided, however, that in determining the accuracy of such representations and warranties for purposes of this Section 8.2(b): (i) all materiality qualifications that are contained in such representations and warranties and that limit the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a Material Adverse Effect;”

23.	Section 8.2(g) of the Asset Purchase Agreement is amended and restated as follows:

“between the date of this Agreement and the Sale Order Date, there shall have not have occurred any Material Adverse Effect, and no events, developments or effects shall have occurred (and no circumstances or conditions shall have come into existence) between the date of this Agreement and the Sale Order Date that would reasonably be expected to have or result in a Material Adverse Effect.”

24.	Any action that may be taken by the Seller or any of the Selling Entities pursuant to Section 9.1(a), Section 9.3 or Section 10.1 of the Asset Purchase Agreement shall not be taken without the consent of the Agent, not to be unreasonably withheld, conditioned or delayed.

25.	The language in the second bullet point of Annex A to the Asset Purchase Agreement that reads “by no later than the date of the entry of the Sale Order (as defined in the Agreement) (the “Sale Order Date”)” shall be replaced with the following: “by no later than the later of the entry of the Sale Order (as defined in the Agreement) or May 1, 2009 (such later date being referred to as the “Sale Order Date”)”.

26.	All other provisions of the Asset Purchase Agreement shall continue in full force and effect. The provisions in Article X of the Asset Purchase Agreement and Section 1.2 shall apply to this Amendment as if included in this Amendment.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written by their respective officers thereunto duly authorized.

RACKABLE SYSTEMS, INC.

By:	/s/ James Wheat
Name: James Wheat
Title: Senior Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written by their respective officers thereunto duly authorized.

SILICON GRAPHICS, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

SILICON GRAPHICS REAL ESTATE, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

SILICON GRAPHICS WORLD TRADE CORPORATION

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

SILICON GRAPHICS FEDERAL, INC.

By:	/s/ Kent Randolph
Name: Kent Randolph
Title: Secretary

PARAGRAPH INTERNATIONAL, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

WTI DEVELOPMENT, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

SILICON STUDIO, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

SILICON GRAPHICS OF MANHATTAN, INC.

By:	/s/ Diane Gibson
Name: Diane Gibson
Title: President

CRAY RESEARCH, L.L.C.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY FINANCIAL CORP.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY RESEARCH AMERICA LATINA LTD.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY RESEARCH (EASTERN EUROPE) LTD.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY RESEARCH (INDIA) LTD.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY ASIA/PACIFIC, INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

CRAY RESEARCH INTERNATIONAL INC.

By:	/s/ Greg S. Wood
Name: Greg S. Wood
Title: Chief Financial Officer

EXHIBIT 1

AMENDED AND RESTATED SCHEDULE 2.1(f)

SPECIFIED IP

EXHIBIT 2

AMENDED AND RESTATED SCHEDULE 2.1(j)

ACQUIRED SUBSIDIARIES

EXHIBIT 3

AMENDED AND RESTATED SCHEDULE 2.2(h)

EXCLUDED PATENTS

EXHIBIT 4

SCHEDULE 4.2(j)

EXCEPTIONS TO DELIVERY OF STOCK CERTIFICATES

EXHIBIT 5

AMENDED AND RESTATED SCHEDULE 5.3(a)

EXHIBIT 6

AMENDED AND RESTATED SCHEDULE 5.8(d)

SUBSIDIARIES

EXHIBIT 7

LICENSE AGREEMENT

This LICENSE AGREEMENT (this “Agreement”) is entered into effective as of April 30, 2009 (the “Effective Date”) between Rackable Systems, Inc, a Delaware corporation (“Rackable”) and Silicon Graphics, Inc., a Delaware corporation (“SGI”).

BACKGROUND

A. Rackable and SGI (and certain of its subsidiaries) entered into an Asset Purchase Agreement dated March 31, 2009 (the “Asset Purchase Agreement”).

B. The Asset Purchase Agreement contemplated a license to Rackable of certain patents. Now the parties desire to supersede the language in Section 4.4 of the Asset Purchase Agreement with the license grant and other terms of this Agreement relating to certain of SGI’s patents.

In consideration of the mutual promises and consideration set forth in this Agreement, the parties agree as follows:

AGREEMENT

1. DEFINITIONS. As used in this Agreement:

1.1 “Affiliate” means, with respect to Rackable, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, Rackable. For purposes of this definition, “control” (and any similar term) means the power of one or more Persons to direct the affairs of another Person by reason of ownership of voting stock, contract or otherwise.

1.2 “Affiliate” means, with respect to SGI, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, SGI. For purposes of this definition, “control” (and any similar term) means the power of one or more Persons to direct the affairs of another Person by reason of ownership of voting stock, contract or otherwise.

1.3 “Covenant” means the covenant granted to Rackable in Section 2.3 (Covenant Not to Sue).

1.4 “License” means the license granted to Rackable in Section 2.1 (License Grant).

1.5 “Licensed Patent(s)” means (a) all patents and patent applications listed in Exhibit A, and (b) all patents issuing or claiming priority from any of the patents and patent applications described in Exhibit A including continuations, continuations-in-part, divisional, reexaminations, reissues, and foreign counterparts.

1.6 “Person” means any individual, corporation, partnership, limited partnership, limited liability company, syndicate, group, trust, association or other organization or entity or government, political subdivision, agency or instrumentality of a government.

1.7 “Product(s)” means any product that is made by or on behalf of Rackable and is sold by Rackable, directly or through a distributor.

1.8 “Rackable” means Rackable or any wholly owned subsidiary of Rackable.

1.9 “Service(s)” means any service provided, sold, or otherwise offered by Rackable.

1.10 “SGI” means SGI, or any assignee or successor in interest of SGI.

1.11 “Subsidiary” means any subsidiary of Rackable where all of the capital stock or other equity interests in such subsidiary are, directly or indirectly, owned by Rackable (other than any capital stock or other equity interest that are director qualifying shares or similar shares not held by Rackable in order to facilitate compliance with applicable Legal Requirements (as defined in the Asset Purchase Agreement).

2. LICENSES

2.1 License Grant. SGI hereby grants to Rackable a non-exclusive, irrevocable, perpetual, transferable (but only as described in Section 3.1), fully paid, royalty-free, worldwide, sublicensable (but only as described in Section 2.2) license under the Licensed Patents to (a) use, develop, make, have made, sell, offer to sell, import, lease, and otherwise transfer or dispose of any Product or perform any Service (whether currently existing or developed in the future); (b) use any method or process in manufacturing any Product (whether currently existing or developed in the future); (c) use and perform any method or process in connection with providing a Service.

2.2 Sublicensing. Under the License, Rackable will have the right to sublicense any or all of the license rights granted under Section 2.1 (a) to one or more tiers of Rackable’s sublicensees solely in connection with any Product or Service or (b) in connection with the sale of all or a material portion of any Subsidiary, division, or business unit of Rackable, whether by merger, sale of assets, sale of stock, or otherwise; provided that in the event of any sublicense permitted under 2.2(b), the definitions of Products and Services will include only (i) the Products and Services attributable to such division or business unit or the material portion thereof that is being sold existing on the date of said sale, and (ii) any future products or services of said sublicensee that are derived primarily therefrom; but will exclude (without limitation) existing products and services of the sublicensee on the date of said sublicense and any future products or services of said assignee that are derived therefrom. For the avoidance of doubt, the sublicense permitted pursuant to 2.2(b) shall relate only to the Licensed Patents reasonably necessary for the manufacture, sale, provision or offering of the relevant Products or Services as of the date of sale.

2.3 Covenant Not to Sue. SGI, its Affiliates, successors, and assigns agrees and covenants not to assert any claim or commence any suit against Rackable or any of its Affiliates, licensees, distributors, or customers for infringement of any Licensed Patent solely with respect to any Product or Service (whether currently existing or developed in the future).

2.4 Duration of License. This Agreement and the License will take effect on the Effective Date and will remain in effect until each Licensed Patent is no longer in effect.

2.5 Representations and Warranties. SGI represents and warrants that it has full right, power, and authority to grant the License and the Covenant and has all of the intellectual property rights necessary to grant the License and the Covenant, and that the grant of the License and Covenant does not conflict with or result in a breach of any other agreement to which SGI is a party or any judgment, order, or decree by which SGI is bound.

3. GENERAL

3.1 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, as set forth below in this Section 3.1. Rackable will have the right to assign this Agreement, in whole or in relevant part, with advance written notice to SGI and without SGI’s consent or the consent of any other person: (a) in connection with the sale of all or a material portion of any Subsidiary, division or business unit of Rackable, whether by merger, sale of assets, sale of stock, or otherwise; (b) in connection with the sale of all or substantially all of the assets of Rackable, whether by merger, sale of assets, sale of stock, or otherwise; or (c) to a trustee in connection with any type of reorganization or other proceeding for Rackable under the U.S. Bankruptcy Code. In the event of any such assignment, the definitions of Products and Services will include only (i) the Relevant Products and Services of Rackable existing on the date of said sale, reorganization or proceeding and (ii) any future products or services of said assignee that are derived primarily therefrom; but will exclude (without limitation) existing products and services of the assignee on the date of said assignment and any future products or services of said assignee that are derived therefrom. “Relevant Products and Services” for these purposes means (i) in the case of with the sale of all or a material portion of any division or business unit of Rackable, the Products and Services attributable to such division or business unit or the material portion thereof that is being sold; (ii) in the case of the sale of all or substantially all of the assets of Rackable, the Products and Services attributable to such assets and (iii) and in the case of any type of reorganization or other proceeding for Rackable under the U.S. Bankruptcy Code, all Products and Services of Rackable attributable to Rackable Systems, Inc. and/or any of its subsidiaries subject to such reorganization or proceeding, as the case may be. For the avoidance of doubt, the assignment permitted pursuant to this Section shall relate only to the Licensed Patents reasonably necessary for the manufacture, sale, provision or offering of the Relevant Products or Services as of the date of sale, reorganization or other proceeding.

Rackable may otherwise assign rights under this Agreement only with SGI’s prior written consent, to be granted in SGI’s sole discretion. SGI shall have the right to freely assign this Agreement without Rackable’s consent.

3.2 Governing Law. This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

3.3 Waiver. All waivers must be in writing. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

3.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

3.5 Bankruptcy Code. The parties acknowledge and agree that this Agreement is a contract under which SGI is a licensor of intellectual property as provided in section 365(n) of Title 11, United States Code (the “Bankruptcy Code”). SGI acknowledges that if SGI, as a debtor in possession or a trustee in bankruptcy in a case under the Bankruptcy Code (the “Bankruptcy Trustee”), rejects this Agreement, Rackable may elect to retain its rights under this Agreement as provided in section 365(n) of the Bankruptcy Code. Upon written request of Rackable to SGI or the Bankruptcy Trustee, SGI or such Bankruptcy Trustee will not interfere with the rights of Rackable as provided in this Agreement.

3.6 Construction. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise expressly indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement.

3.7 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which, when executed and delivered, shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

3.8 Provision of Reasonable Assistance. Upon request by SGI or an Affiliate of SGI, Rackable will provide access to Rackable employees with appropriate knowledge to assist SGI in prosecution of any of the Licensed Patents, and/or to assist SGI in any legal action regarding or relating to the Licensed Patents. SGI shall provide reimbursement for any of Rackable’s reasonable out-of-pocket expenses incurred in connection with assistance requested by SGI under this Section 3.8.

3.9 Entire Agreement. This Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of all parties. This Agreement (including all Exhibits) and the Asset Purchase Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. In the event of any conflict between the Asset Purchase Agreement and this Agreement, this Agreement will control. For avoidance of doubt, this Agreement supersedes and replaces Section 4.4 of the Asset Purchase Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the Effective Date.

RACKABLE SYSTEMS, INC.	SILICON GRAPHICS, INC.

By:	By:

Name:	Name:

Title:	Title:

Exhibit A

Licensed Patents